Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

082-34955

RECEIVED
2008 MAY 21 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 15/05/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
MAY 27 2008 E
THOMSON REUTERS

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

08002735

dw 5/22

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	Balance Sheet (Assets And Liabilities Of The New York Branch Of The Bank Insured By The FDIC	5/5/08	1
2.	Immediate Report Regarding Change In The Securities Of The Corporation	7/5/08	2
3.	Immediate Report	11/5/08	3
4.	Immediate Report	14/5/08	4
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: May 5, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York, which is insured by the FDIC has filed its Federal Reserve Bank Call Report for March 31st, 2008 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on April 30th, 2008.
The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB.

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

057004 ט.ז

RPS # 16140

Schedule 2

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

2008 MAY 21 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 07/05/2008
Reference: 2008-01-127443

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○

● From 28/04/2008 until 30/04/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
30/04/2008	*Realization of Employees Options Not Including Expiries*	*Ordinary Share BNHP*	*662577*	*3,884*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,315,534,014	1,315,537,898

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,558,691*	*1,554,807*	*No*
6620231	*Employees Options 2005*	*Option*		*3,903,143*	*3,901,272*	*No*
6620249	*Employees Options 2006*	*Option*		*3,970,946*	*3,969,092*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*44,165*	*No*
6620264	*Employees Options 2007*	*Option*		*4,052,348*	*4,050,365*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*64,601*	*64,601*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*104,074*	*103,608*	*No*
6620298	*Employees Options 2008*	*Option*		*4,157,067*	*4,153,990*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook
Book_060508_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 April 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	924,498,645
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	255,354,390
Total	255,354,390
B. Free Shares	
Arison Holdings (1998) Ltd.	7,376,918
Israel Salt Industries Ltd.	75,664,441
Total	83,041,359
York Global Finance II S.à r.l	52,500,000
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,315,537,898

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 30/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 30/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 30/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**1,554,807**
Total Capital	**1,554,807**

List of Holders of Employees Options 2005 6620231

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,901,272**
Total Capital	**3,901,272**

List of Holders of Employees Options 2006 6620249

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,969,092**
Total Capital	**3,969,092**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**44,165**
Total Capital	**44,165**

List of Holders of Employees Options 2007 6620264

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,050,365**
Total Capital	**4,050,365**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**64,601**
Total Capital	**64,601**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	103,608
Total Capital	103,608

List of Holders of Employees Options 2008 6620298

As of date : 30/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,153,990
Total Capital	4,153,990

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 30/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Foamm Options 3/2008 B 0020322

As of date : 30/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

RECEIVED

2008 MAY 21 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: May 11, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that on 11th May, 2008 the Bank received a statement of claim and an application for the approval and prosecution thereof as a class action pursuant to the Class Actions Law, 5767-2006, which were filed in the District Court of Tel-Aviv against the Bank and against directors, the Chief Executive Officer and controlling parties of the Bank.

The personal claim specifies an amount of NIS 5,889, whereas the class action does not specify an amount in relation to all members of the group since according to the plaintiff it cannot be assessed at this stage.

The plaintiff alleges in his claim that the defendants were in violation of the provisions of the Securities Law and the regulations made thereunder, in that contrary to law, they did not publish at the required time (30th August, 2007) the entire material information, pertaining to the condition of the Bank, concerning the investments made by the Bank in financial instruments and its exposure to risks arising therefrom (hereinafter: "the information about the Bank's investments").

The plaintiff defined the members of the group which he claims to represent as all those who purchased shares of Bank Hapoalim B.M. between the dates 1st September, 2007 and 10th January, 2008 (hereinafter: "the Determination Period") and who did not sell the shares so purchased (or any portion thereof) prior to 8th November, 2007, with the exception of the [respondents] and/or any one on their behalf and/or bodies connected with them.

The subject matter of the claim are the pecuniary damages which the plaintiff alleges were sustained by the plaintiff himself and by the rest of the members of the group, as a result of having purchased shares of the Bank in the course of the Determination Period, without having in their possession the information about the Bank's investments. He alleges that in the Determination Period the price of the share of Bank Hapoalim gradually went down each time information about the Bank's investments was given to the public, and in all, during the Determination Period, its price fell by a total of 9%. As a result thereof, he alleges that the members of the group paid for the shares that they purchased an excess of price which they should not have paid if the defendants had published in good time all of the information about the Bank's investments.

The remedies sought by the plaintiff are, inter alia, to recognize the claim as a class action, to establish that the defendants were in violation of the Securities Law and the regulations thereunder, to obligate the defendants jointly and severally to pay to the plaintiff and to the members of the group the amounts of damages which he alleges were sustained by them and to obligate the defendants to pay the plaintiff recompense and his costs and Advocates' fees.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 4

Date: 14/05/2008
Our reference: 802/08

To : The London Stock Exchange

082-34955

Dear Sirs,

Re: **Immediate Report**

Further to previous immediate reports of 18th September, 2007, 26th September, 2007 and 27th February, 2008 in the matter of the agreement of 25th September, 2007 (hereinafter: **"the Sale Agreement"**) for the sale of all of the holdings of Bank Hapoalim B.M. (hereinafter: **"Bank Hapoalim"**) in Bank Massad Ltd. (hereinafter: **"Bank Massad"**) in The First International Bank of Israel Ltd. (hereinafter: **"the International Bank"**) which constitute 51% of the issued and paid up share capital of Bank Massad (hereinafter: **"the Shares Being Sold"**) and after all of the permits and approvals required by law have been obtained and all of the conditions precedent required for the completion of the sale transaction have been fulfilled, Bank Hapoalim hereby announces that today, (14th May, 2008) the transaction was completed and the Shares Being Sold were transferred to the International Bank, against payment of the sum of NIS 236 million to Bank Hapoalim.

Bank Hapoalim will record in its financial statements as at 30th June, 2008 a net profit from the sale of the Shares Being Sold of Bank Massad amounting to some NIS 48 million.

Yours faithfully

Bank Hapoalim B.M.

(-)	(-)
Barry Ben Zeev	**Yoram Weissbrem**
Chief Financial Officer	**Secretary of the Bank**

END